#215 - 800 West Pender Street,
Vancouver, BC, Canada V6C 2V6
Tel: (604) 669-2251 Fax: (604) 669-8577 Email: info@kimberresources.com

November 24, 2004

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
20549

Ladies and Gentlemen:

RE:	Kimber Resources Inc. Form 20-F Registration Statement Filed on September 28, 2004 Commission File No. 0-50963 Form RW: Request for Withdrawal

Kimber Resources Inc. (“Kimber”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Kimber’s Form 20-F Registration Statement that was filed on September 28, 2004 pursuant to the Securities Exchange Act of 1934.

The Company submits this request for withdrawal pursuant to item one of the Commission’s comment letter to Kimber dated November 5, 2004. The Company confirms its intention to respond to these comments by filing a further registration statement on Form 20-F at a later date.

Should you have any questions regarding this application for withdrawal, please contact Roger Connors at (604) 669-2251 Ext 105.

Yours truly,

KIMBER RESOURCES INC.

“Roger Connors”
per:
Roger Connors
Comptroller and Assistant Secretary